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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

INFORMATION FILED PURSUANT TO SECTION 14(f)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date
August 29, 2004

RELAY MINES LIMITED
(Exact name of registrant as specified in its charter)

Nevada
 (State or other jurisdiction of incorporation)

000-59872 (Commission File No.)	88-0488851 (IRS Employer ID)

1040 West Georgia Street
Suite 1160
Vancouver, British Columbia
Canada V6E 4H1
 (Address of principal executive offices and zip code)

(604) 605-0885
 (Registrant's telephone number, including area code)

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On August 12, 2004, Relay Mines Limited ("Relay") entered into an Agreement and Plan of Merger (the "Agreement") with TSI Medical Corp., a Nevada corporation ("TSI"); TSI Med Acquisition Corp., a wholly owned subsidiary corporation of Relay ("Relay Sub"); Carlo Civelli ("Civelli"); and Bruno Mosimann ("Mosimann") wherein it was agreed that TSI will be merged into Relay Sub with Relay Sub continuing as the surviving corporation and the separate existence of TSI ceasing. The merger will allow Relay to participate in the development of a unique medical technology for control of therapeutic radiation doses being developed by TSI under an agreement with Exelar Corporation. The Agreement is incorporated herein by reference from Relay's Form 8-K filed with the Securities and Exchange Commission on August 20, 2004.

In connection therewith, Civelli and Mosimann will return 60,000,000 Relay shares of common stock owned by them to the Relay treasury and the shares will be cancelled.

After the merger is completed, assuming Civelli and Mosimann return their 60,000,000 shares of common stock to Relay, there will be 22,859,875 shares of Relay's common stock outstanding,

Following the completion of the merger Relay intends to merge with Relay Sub with Relay being the surviving corporation. Relay intends to then change its name to XLR Medical Corp.

Closing of the transaction is expected to occur on or before September 10, 2004 subject to completion of a due diligence investigation by the parties and performance of the terms and conditions of the Agreement.

Civelli will be replaced as president, principal executive officer, treasurer, principal accounting officer, and principal financial officer and Logan Anderson will be appointed to replace Civelli in those capacities. Also, Mosimann will be replaced as secretary and Derek Van Laare will be appointed to replace Mr. Mosimann in that capacity.

Further, subject to mailing this report and waiting the ten (10) day period mandated under section 14(f) of the Securities Exchange Act of 1934, Civelli and Mosimann will resign as directors of Relay and Logan Anderson, Harold Moll and Peter Hogendoorn will be appointed to the board of directors to replace Civelli and Mosimann.

The following information is being furnished in compliance with section 14(f) of the Securities Exchange Act of 1934 and regulation 14f-1 promulgated thereunder.

1.   There is currently one class of voting securities of Relay entitled to be voted at the meeting, or by written consents or authorizations if no meeting is held. The class of voting securities is common stock. There are currently 73,367,208 shares of common stock outstanding. Assuming Civelli and Mosimann return 60,000,000 shares of common stock to Relay, there will be 13,367,208 shares of common stock outstanding. Each share is entitled to one vote.

2.   Security ownership of certain beneficial owners - The following sets forth as of August 29, 2004, persons owning more than 5% of the common stock of Relay:

	Name and Address of	Amount and Nature
Title of Class	Beneficial Owner	of Ownership	Percent of Class

Common Stock	Carlo Civelli	30,000,000	40.89%
	Gerbergasse 5	Direct
	Postfach CH-8023
	Zurich, Switzerland

Common Stock	Bruno Mosimann	30,000,000	40.89%
	Gerbergasse 5	Direct
	Postfach CH-8023
	Zurich, Switzerland

Prior to the merger, assuming Civelli and Mosimann return 60,000,000 shares of common stock to Relay, no person will own more than 5% of the common stock of Relay.

Assuming Civelli and Mosimann return 60,000,000 shares of common stock to Relay, and the merger is completed, the following will be persons owning more than 5% of the common stock of Relay:

	Name and Address of	Amount and Nature
Title of Class	Beneficial Owner	of Ownership	Percent of Class

Common Stock	Harold C. Moll	3,070,000(1)	18.5%
		Direct

(1)   includes 2,570,000 shares and options to purchase 500,000 shares of common stock exercisable at $0.50 per share.

3.   Security ownership of management - The following sets forth as of August 29, 2004, all shares of common stock owned by all directors and nominees, each executive officer, and directors and executive officers as a group. As of August 29, 2004 there are 73,367,208 shares of common stock outstanding:

			Amount and
	Name of		Nature of	Percent of
Title of Class	Beneficial Owner	Position with Company	Ownership	Class

Common Stock	Carlo Civelli	President, Principal Executive	30,000,000	40.89%
		Officer, Treasurer, Principal	Direct
		Financial Officer, and Director

Common Stock	Bruno Mosimann	Secretary and Director	30,000,000	40.89%
			Direct

Common Stock	Logan Anderson	Director Nominee	-0-	0.00%
			Direct

Common Stock	Harold Moll	Director Nominee	-0-	0.00%
			Direct

Common Stock	Peter Hogendoorn	Director Nominee	-0-	0.00%
			Direct

All officers and directors as a group (2 persons)			60,000,000	81.78%
			Direct

The following sets forth all shares of common stock owned by all directors and nominees, each executive officer, and directors and executive officers as a group, before the completion of the merger, assuming 13,367,208 shares of common stock outstanding after, Civelli and Mosimann resign as directors, are replaced as officers and directors, and their 60,000,000 shares of common stock are returned to Relay and cancelled.

			Amount and
	Name of		Nature of	Percent of
Title of Class	Beneficial Owner	Position with Company	Ownership	Class

Common Stock	Logan Anderson	President, Principal Executive	-0-	0.00%
		Officer, Treasurer, Principal	Direct
		Financial Officer and Director

Common Stock	Harold Moll	Director	-0-	0.00%
			Direct

Common Stock	Peter Hogendoorn	Director	-0-	0.00%
			Direct

All officers and directors as a group (3 persons)			-0-	0.00%
			Direct

The following sets forth all shares of common stock owned by all directors and nominees, each executive officer, and directors and executive officers as a group assuming the merger aforesaid is completed and 9,492,667 additional shares are issued to shareholders of TSI or a total of 22,859,875 shares outstanding. Further, the following assumes Civelli and Mosimann resign as directors, are replaced as officers and directors, and their 60,000,000 shares of common stock are returned to Relay and cancelled.

			Amount and
	Name of		Nature of	Percent of
Title of Class	Beneficial Owner	Position with Company	Ownership	Class(4)

Common Stock	Logan Anderson	President, Principal Executive	625,000(1)	2.7%
		Officer, Treasurer, Principal	Director
		Financial Officer and Director

Common Stock	Harold Moll	Director	3,070,000(2)	13.1%
			Direct

Common Stock	Peter Hoogendorn	Director	750,000	3.3%
			Direct

Common Stock	Derek Van Laare	Secretary	1,225,000(3)	5.3%
			Direct

All officers and directors as a group (4 persons)			4,970,000	20.7%
			Direct

(1)   includes 350,000 shares and options to purchase 275,000 shares of common stock exercisable at $0.50 per share.
(2)   includes 2,570,000 shares and options to purchase 500,000 shares of common stock exercisable at $0.50 per share.
(3)   includes 850,000 shares and options to purchase 375,000 shares of common stock exercisable at $0.50 per share.
(4)   in the case of each individual, the percentage has been calculated assuming exercise of the options held by that individual. In the case of the group, the percentage has been calculated assuming exercise of all options held by the group.

4.   There are no arrangements, known to Relay, including any pledge by any person of securities of Relay, the operation of which may at a subsequent date result in a change in control of Relay other than the return of the 60,000,000 shares of common stock owned by Messrs. Civelli and Mosimann and the issuance of 9,492,667 shares of common stock in connection with the merger described above.

5.   The transaction referred to herein occurred since the beginning of its last fiscal year. The name of the person who will acquire control is Harold C. Moll, the amount of consideration was exchange of his shares of TSI Medical Corp. and source of the consideration was provided by Harold C. Moll; the basis of control is the return to Relay's treasury of 60,000,000 shares of common stock owned by Civelli and Mosimann. Harold C. Moll will control 13.1% of the total outstanding shares of Relay's common stock; and holds such shares for his own benefit. Assuming Civelli and Mosimann return 60,000,000 shares of common stock to Relay, 147 shareholders of TSI will own 9,492,667 restricted shares of common stock and will control 41.5% of the total outstanding shares of common stock; they hold such shares for their own benefit.

6.   No officer, director or affiliate of Relay, or any owner of 5% or more of the common stock of Relay, or any associate of any such officer, director, affiliate or Relay or security holder is a party adverse to Relay or has a material interest adverse to Relay. Relay has no subsidiaries.

7.   The following is the business experience during the past five years of each director and executive officer and each director nominee.

Current Officers and Directors

Carlo Civelli has been Relay's president, chief executive officer, treasurer, chief financial officer and a member of our board of directors since inception on February 2, 2001.

*

Since 1980, Mr. Civelli has been a managing director of Clarion Finanz AG located in Zurich, Switzerland. Clarion Finanz is engaged in the business of investment banking and money management. Mr. Civelli is a full time employee of Clarion Finanz.

*	Since March 1993, Mr. Civelli has been a director of Spatilizer Audio Labs located in Los Angeles, California. Spatilizer Audio is engaged in the business of automotive sound systems.

*

Since February 1998, Mr. Civelli has been a director of Callinan Mines Limited located in Vancouver, British Columbia. Callinan Mines Limited is a Vancouver, British Columbia based mining corporation and trades on the TSX Venture Exchange under the symbol CAA.

*	Since June 2000, Mr. Civelli has been Secretary and a director of Keystone Mines Limited, a Vancouver, British Columbia mining corporation listed on the OTCBB under the symbol KSMN.

*

From June 2000 to May 2002 Mr. Civelli was Secretary and from June 2000 to February 2003 a director of Abbott Mines Limited, a Vancouver, British Columbia-based mining corporation listed on the OTCBB under the symbol ABTN. On May 24, 2002 Abbott Mines Limited completed a reverse acquisition with WARP Technology Holdings Inc., ceased mining operations and changed its business to that of WARP. WARP produces the WARP 2063 Application Pre-Processor (the "WARP 2063"), a computer network appliance (with associated software) that seeks to improve the speed and reliability of the transactions and information requests that are processed over Internet and Intranet networks.

*	Mr. Civelli is a former director Jordex Resources Inc. (1992-2001) and also of Namibian Minerals Ltd. (1994-2002)

Bruno Mosimann has been Relay's secretary and a member of our board of directors since inception on February 2, 2001.

*	Since April 1985, Mr. Mosimann has been President and Managing Director of Romofin AG, a firm which furnishes cash management advice to its customers and is located in Zurich, Switzerland.

Director Nominees

Logan B. Anderson is a graduate of Otago University, New Zealand, with a Bachelor's Degree of Commerce in Accounting and Economics (1977) and is an Associated Chartered Accountant (New Zealand). Mr. Anderson is the chief executive officer and a director of Worldbid Corporation (a business to business Internet company). Mr. Anderson was appointed as a director of Worldbid Corporation on August 10, 1998 and was appointed as the chief executive officer of Worldbid Corporation on July 31, 2001.

Harold C. Moll has been the chairman and a director of TSI Medical Corp. (a medical technology company) since January 31, 2002. Prior to January 2002, Mr. Moll was retired.

Peter A. Hogendoorn has been the president and owner of 499375 BC Limited since 1993, a consulting firm for numerous start-ups and junior public companies, including: International Wayside Goldmines (IWA:TSX), Integral Technologies (ITKG:OTCBB), Cryopak, LML Payment Systems (LMLP:NASDAQ), NS8 Corporation (NSEO:OTCBB). Mr. Hogendoorn acted as the chief executive officer and a director of NS8 Corporation, a public company, from January 2003 to July 2004. NS8 Corporation developed two primary patent pending technologies that changed the way digital content is delivered and secured over IP based systems. Mr. Hogendoorn was responsible for expanding NS8 Corporation from 9 employees to 45, leading it from R&D to commercial deployment, developed its business plan from a subscriber based direct to consumer model to a middleware and licensing model, raised all operating capital (approx $9 million to date). Mr. Hogendoorn continues to consult for NS8 Corporation in its capital markets objectives and financing activities. From 1997-2002, Mr. Hogendoorn was employed by LML Payment Systems to initiate and maintain comprehensive Investor Relations Program and assist in Financing Initiatives. LML developed and market patented payment processing systems in the U.S. for converting checking account based transactions into electronic check conversions eliminating the actual paper in the process.

8.   Relay has not been a party to any transaction since the beginning of Relay's fiscal year nor is Relay a party to a currently proposed transaction with any director or executive officer, nominee for election as a director, security owner who owns or record or beneficially more than five percent of Relay's common stock and any member of the immediate family of any of the foregoing other than as described above.

9.   None of the following have been or are currently indebted to Relay since the beginning of Relay's last fiscal year: any director of executive officer of Relay; any nominee for election as a director; any member of the immediate family of any of the foregoing; any corporation or organization of which any of the foregoing persons is directly or indirectly, the beneficial on where of ten percent or more of any class of equity securities; or, any trust or other estate in which any of the foregoing have a substantial beneficial interest or as to which such person serves as a trustee or in a similar capacity.

10.   Compliance with Section 16(a) of the Securities Exchange Act of 1934 - Section 16(a) of the Securities and Exchange Act of 1934 requires certain defined person to file reports of and changes in beneficial ownership of a registered security with the Securities and Exchange Commission. Under the regulatory procedure, officers, directors and persons who own more than ten percent of a registered class of a company's equity securities are also required to furnish Relay with copies of all Securities 16(a) forms they filed. Based on review, Civelli and Mosimann, persons that constituted Relay's officers, directors and owners of 10% or more of the outstanding shares of common stock, filed their Forms 3, 4 or 5 with the Securities and Exchange Commission. Messrs Anderson, Moll and Hogendoorn have not filed their Forms 3, 4 or 5 but will do so upon appointment as officers and directors of Relay.

11.   None of the officers, directors or director nominees, or owners of 10% or more of the common stock of Relay have had any of the relationships described in Item 404(b) of Reg. S-K.

12.   Relay has an audit committee comprised of our officers and directors. Relay does not have a nominating or compensation committee of the board of directors, or committees performing similar functions. There were no meetings of the board of directors during the last twelve months. The Agreement and Plan of Merger was approved by written consent of the directors dated August 12, 2004. All actions taken by the board were taken without a meeting and a record of such was signed by each member.

13.   The following table sets forth the compensation paid to Relay's officers during fiscal 2004, 2003 and 2002. This information includes the dollar value of base salaries, bonus awards and number of stock options granted, and certain other compensation, if any.

Summary Compensation Table

					Long Term Compensation
		Annual Compensation			Awards		Payouts
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
					Restricted	Securities
				Other Annual	Stock	Underlying	LTIP	All Other
Name and Principal		Salary	Bonus	Compensation	Award(s)	Options /	Payouts	Compensa
Position [1]	Year	($)	($)	($)	($)	SARs (#)	($)	tion ($)

Carlo Civelli	2004	0	0	0	0	0	0	0
President	2003	0	0	0	0	0	0	0
Director	2002	0	0	0	0	0	0	0

Bruno Mosimann	2004	0	0	0	0	0	0	0
Secretary	2003	0	0	0	0	0	0	0
Director	2002	0	0	0	0	0	0	0

[1]   All compensation received by the officers and directors has been disclosed.

There are no stock option, retirement, pension, or profit sharing plans for the benefit of Relay's officers and directors.

Option/SAR Grants

No individual grants of stock options, whether or not in tandem with stock appreciation rights ("SARs") and freestanding SARs have been made to any executive officer or any director since our inception, accordingly, no stock options have been exercised by any of the officers or directors in fiscal 2004.

Long-Term Incentive Plan Awards

Relay does not have any long-term incentive plans that provide compensation intended to serve as incentive for performance to occur over a period longer than one fiscal year, whether such performance is measured by reference to our financial performance, Relay's stock price, or any other measure.

Compensation of Directors

Relay does not presently pay any compensation to its directors. As of the date hereof, Relay has not entered into employment contracts with any of its officers.

TSI Medical Corp. pays annual management fees to its officers as follows:

Name	Position Held	Annual Compensation

Harold C. Moll	Chairman & Director	$ 120,000

Derek R. Van Laare	President, Secretary,	$ 72,000
Treasurer & Director

The management fees are paid pursuant to oral agreements. No written agreements have been entered into with respect to the payment of the management fees.

It is anticipated the Relay will pay such compensation after the merger

Indemnification

Pursuant to the Articles of Incorporation and Bylaws of the corporation, Relay may indemnify an officer or director who is made a party to any proceeding, including a law suit, because of his position, if he acted in good faith and in a manner he reasonably believed to be in Relay's best interest. In certain cases, Relay may advance expenses incurred in defending any such proceeding. To the extent that the officer or director is successful on the merits in any such proceeding as to which such person is to be indemnified, Relay must indemnify him against all expenses incurred, including attorney's fees. With respect to a derivative action, indemnity may be made only for expenses actually and reasonably incurred in defending the proceeding, and if the officer or director is judged liable, only by a court order. The indemnification is intended to be to the fullest extent permitted by the laws of the State of Nevada

Regarding indemnification for liabilities arising under the Securities Act of 1933, as amended, which may be permitted to directors or officers pursuant to the foregoing provisions, Relay is informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy, as expressed in the Act and is, therefore, unenforceable.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Relay has duly caused report to be signed on its behalf by the undersigned hereunto duly authorized.

DATED: August 29, 2004

RELAY MINES LIMITED

BY:	/s/ Carlo Civelli
Carlo Civelli, President, Principal Executive Officer, Treasurer, Principal Accounting Officer and Principal Financial Officer